UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated July 24, 2017

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

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2Q17 Results

2Q17 Results Adjusted EBITDA of R$1,071 million, 66% higher than in 1Q17 Cash Production Cost drop to R$660/t Leverage reduction to 3.75x in US$ 1Q17 2Q16 6M16 months (LTM) Pulp Production 000 t 1,330 1,204 1,287 11% 3% 2,534 2,491 2% 5,065 Adjusted EBITDA(1) R$ million 1,071 644 925 66% 16% 1,714 2,179 -21% 3,277 Net Financial Result(3) R$ million (789) 331 1,095 -338% -172% (458) 2,017 - (858) Dividends paid R$ million 395 0 304 - 30% 395 304 30% 397 ROIC % 4.0% 4.2% 14.2% 0 p.p. -10 p.p. 4.0% 21.3% -17 p.p. 4.0% Gross Debt (R$) R$ million 18,788 18,329 12,705 3% 48% 18,788 12,705 48% 18,788 Net Debt (R$) R$ million 12,604 11,366 9,722 11% 30% 12,604 9,722 30% 12,604 Net Debt/EBITDA LTM x 3.85 3.63 1.82 0.22 x 2.03 x 3.85 1.82 2.03 x 3.85 (1) Adjusted by non-recurring and non-cash items | (2) Calculation excludes pulp sales from agreement with Klabin (3) Includes interest expenses, revenues from financial investments, mark-to-market of hedging instruments, monetary and exchange variation and others | (4) Before dividend payment, expansion and logistics capex 5) Includes the hedge fair value | (6) For covenants purposes 2Q17 Highlights Pulp production of 1,330 thousand tons, 11% and 3% more than in 1Q17 and 2Q16, respectively. LTM production of 5,065 thousand tons. Pulp sales of 1,534 thousand tons, 17% and 14% higher than in 1Q17 and 2Q16, respectively. LTM sales of 5,867 thousand tons. Net revenue of R$2,775 million (1Q17: R$2,074 million | 2Q16: R$2,386 million). LTM net revenue of R$9,683 million. Cash cost of R$660/t, 12% less than in 1Q17 and in line with 2Q16 (for more details, see page 8). Excluding the impact of the scheduled downtimes, the cash cost was 3% lower than in the previous quarter. Second-quarter adjusted EBITDA totaled R$1,071 million, 66% and 16% more than in 1Q17 and 2Q16, respectively. LTM EBITDA of R$3,277 million. EBITDA margin of 45%, excluding pulp sales from the Klabin agreement. EBITDA/t, excluding Klabin’s volumes agreement of R$804/t (US$250/t), 38% and 5% more than in 1Q17 and 2Q16, respectively. Free cash flow before expansion capex, logistics and dividends of R$259 million, 39% and 37% lower than in 1Q17 and 2Q16, respectively. LTM free cash flow totaled R$1,428 million. Free cash flow yield of 7.6% in R$ and 7.8% in US$. Loss of R$259 million (1Q17: net income of R$329 million | 2Q16: net income of R$745 million). 6M17 net income stood at R$70 million. Net debt in dollars of US$3,810 million, 6% and 26% more than in 1Q17 and 2Q16, respectively. Cash position of R$6,184 million or US$1,869 million, including the fair value of derivative instruments. Net debt/EBITDA ratio of 3.75x in dollars (Mar/17: 3.79x | June/16: 2.10x) and 3.85x in reais (Mar/17: 3.63x | June/16: 1.82x). Total cost of debt in dollars, including the full swap of real-denominated debt, of 3.7%p.a. (1Q17: 3.8% p.a. | 2Q16: 3.4% p.a.). Average debt maturity of 55 months (1Q17: 57 months | 2Q16: 49 months). Horizonte 2 Project, reached 96% of physically completion and 69% of financial execution. Investor Tour 6th Investor Tour to be held at the Três Lagoas unit on September 25 and 26, 2017, when the new plant (H2 Project) will already be in operation. Roberto Costa Raimundo Guimarães 2 The operating and financial information of Fibria Celulose S.A. for the second quarter of 2017 (2Q17) presented in this document is based on consolidated figures and expressed in reais, is unaudited and was prepared in accordance with Corporate Law. The results of Veracel Celulose S.A. were included in this document based on 50% proportional consolidation, with the elimination of all intercompany transactions. Investor Relations Guilherme Cavalcanti Camila Nogueira Camila Prieto ir@fibria.com.br | +55 (11) 2138-4565 Market Cap – June 30, 2017: R$18.7 billion | US$5.7 billion(1) FIBR3: R$33.81 FBR: US$10.22 Total shares (common shares): 553,934,646 shares (1) Market cap in R$ converted by the Ptax Conference Call: July 25, 2017 English (simultaneous translation into Portuguese): 12:00 p.m. (Brasília) Participants in Brazil: +55 11 2188-0155 Other participants: +1 646 843 6054 Webcast: www.fibria.com.br/ir Net Debt/EBITDA LTM (US$)(6) x 3.75 3.79 2.10 -0.04 x 1.65 x 3.75 2.10 1.65 x 3.75 Net Debt (US$) US$ million 3,810 3,587 3,029 6% 26% 3,810 3,029 26% 3,810 Cash(5) R$ million 6,184 6,963 2,983 -11% 107% 6,184 2,983 107% 6,184 Gross Debt (US$) US$ million 5,679 5,785 3,958 -2% 43% 5,679 3,958 43% 5,679 ROE % 3.5% 4.5% 21.9% -1 p.p. -18 p.p. 3.5% 21.9% -18 p.p. 3.5% Net Income (Loss) R$ million (259) 329 745 -179% -135% 70 1,723 -96% 10 Free Cash Flow(4) R$ million 259 426 413 -39% -37% 685 1,028 -33% 1,428 EBITDA margin pro-forma(2) % 45% 37% 43% 8 p.p. 2 p.p. 41% 48% -7 p.p. 41% Pulp Sales 000 t 1,534 1,307 1,342 17% 14% 2,841 2,477 15% 5,867 Net Revenues R$ million 2,775 2,074 2,386 34% 16% 4,849 4,781 1% 9,683 Key Figures Unit 2Q17 1Q17 2Q16 2Q17 vs 2Q17 vs 6M17 6M16 6M17 vs Last 12

2Q17 Results

Adjusted EBITDA of R$1,071 million, 66% higher than in 1Q17
Cash Production Cost drop to R$660/t
Leverage reduction to 3.75x in US$

Key Figures	Unit	2Q17	1Q17	2Q16	2Q17 vs 1Q17	2Q17 vs 2Q16	6M17	6M16	6M17 vs 6M16	Last 12 months (LTM)
Pulp Production	000 t	1,330	1,204	1,287	11%	3%	2,534	2,491	2%	5,065
Pulp Sales	000 t	1,534	1,307	1,342	17%	14%	2,841	2,477	15%	5,867
Net Revenues	R$ million	2,775	2,074	2,386	34%	16%	4,849	4,781	1%	9,683
Adjusted EBITDA[1]	R$ million	1,071	644	925	66%	16%	1,714	2,179	-21%	3,277
EBITDA margin pro-forma[2]	%	45%	37%	43%	8 p.p.	2 p.p.	41%	48%	-7 p.p.	41%
Net Financial Result[3]	R$ million	(789)	331	1,095	-338%	-172%	(458)	2,017	-	(858)
Net Income (Loss)	R$ million	(259)	329	745	-179%	-135%	70	1,723	-96%	10
Free Cash Flow[4]	R$ million	259	426	413	-39%	-37%	685	1,028	-33%	1,428
Dividends paid	R$ million	395	0	304	-	30%	395	304	30%	397
ROE	%	3.5%	4.5%	21.9%	-1 p.p.	-18 p.p.	3.5%	21.9%	-18 p.p.	3.5%
ROIC	%	4.0%	4.2%	14.2%	0 p.p.	-10 p.p.	4.0%	21.3%	-17 p.p.	4.0%
Gross Debt (US$)	US$ million	5,679	5,785	3,958	-2%	43%	5,679	3,958	43%	5,679
Gross Debt (R$)	R$ million	18,788	18,329	12,705	3%	48%	18,788	12,705	48%	18,788
Cash[5]	R$ million	6,184	6,963	2,983	-11%	107%	6,184	2,983	107%	6,184
Net Debt (R$)	R$ million	12,604	11,366	9,722	11%	30%	12,604	9,722	30%	12,604
Net Debt (US$)	US$ million	3,810	3,587	3,029	6%	26%	3,810	3,029	26%	3,810
Net Debt/EBITDA LTM	x	3.85	3.63	1.82	0.22 x	2.03 x	3.85	1.82	2.03 x	3.85
Net Debt/EBITDA LTM (US$)[6]	x	3.75	3.79	2.10	-0.04 x	1.65 x	3.75	2.10	1.65 x	3.75

(1) Adjusted by non-recurring and non-cash items | (2) Calculation excludes pulp sales from agreement with Klabin

(3) Includes interest expenses, revenues from financial investments, mark-to-market of hedging instruments, monetary and exchange variation and others | (4) Before dividend payment, expansion and logistics capex

5) Includes the hedge fair value | (6) For covenants purposes

2Q17 Highlights

- Pulp production of 1,330 thousand tons, 11% and 3% more than in 1Q17 and 2Q16, respectively. LTM production of 5,065 thousand tons.
- Pulp sales of 1,534 thousand tons, 17% and 14% higher than in 1Q17 and 2Q16, respectively. LTM sales of 5,867 thousand tons.
- Net revenue of R$2,775 million (1Q17: R$2,074 million | 2Q16: R$2,386 million). LTM net revenue of R$9,683 million.
- Cash cost of R$660/t, 12% less than in 1Q17 and in line with 2Q16 (for more details, see page 8). Excluding the impact of the scheduled downtimes, the cash cost was 3% lower than in the previous quarter.
- Second-quarter adjusted EBITDA totaled R$1,071 million, 66% and 16% more than in 1Q17 and 2Q16, respectively. LTM EBITDA of R$3,277 million. EBITDA margin of 45%, excluding pulp sales from the Klabin agreement.
- EBITDA/t, excluding Klabin's volumes agreement of R$804/t (US$250/t), 38% and 5% more than in 1Q17 and 2Q16, respectively.
- Free cash flow before expansion capex, logistics and dividends of R$259 million, 39% and 37% lower than in 1Q17 and 2Q16, respectively. LTM free cash flow totaled R$1,428 million. Free cash flow yield of 7.6% in R$ and 7.8% in US$.
- Loss of R$259 million (1Q17: net income of R$329 million | 2Q16: net income of R$745 million). 6M17 net income stood at R$70 million.
- Net debt in dollars of US$3,810 million, 6% and 26% more than in 1Q17 and 2Q16, respectively. Cash position of R$6,184 million or US$1,869 million, including the fair value of derivative instruments.
- Net debt/EBITDA ratio of 3.75x in dollars (Mar/17: 3.79x | June/16: 2.10x) and 3.85x in reais (Mar/17: 3.63x | June/16: 1.82x).
- Total cost of debt in dollars, including the full swap of real-denominated debt, of 3.7%p.a. (1Q17: 3.8% p.a. | 2Q16: 3.4% p.a.).
- Average debt maturity of 55 months (1Q17: 57 months | 2Q16: 49 months).
- Horizonte 2 Project, reached 96% of physically completion and 69% of financial execution.

Investor Tour

- 6th Investor Tour to be held at the Três Lagoas unit on September 25 and 26, 2017, when the new plant (H2 Project) will already be in operation.

Market Cap – June 30, 2017:

R$18.7 billion | US$5.7 billion[1]
FIBR3: R$33.81
FBR: US$10.22
Total shares (common shares): 553,934,646 shares
(1) Market cap in R$ converted by the Ptax

Conference Call: July 25, 2017

English (simultaneous translation into Portuguese): 12:00 p.m. (Brasília)

Participants in Brazil: +55 11 2188-0155
Other participants: +1 646 843 6054
Webcast: www.fibria.com.br/ir

Investor Relations

Guilherme Cavalcanti
Camila Nogueira
Roberto Costa
Camila Prieto
Raimundo Guimarães
ir@fibria.com.br | +55 (11) 2138-4565

2

The operating and financial information of Fibria Celulose S.A. for the second quarter of 2017 (2Q17) presented in this document is based on consolidated figures and expressed in reais, is unaudited and was prepared in accordance with Corporate Law. The results of Veracel Celulose S.A. were included in this document based on 50% proportional consolidation, with the elimination of all intercompany transactions.

2Q17 Results Executive Summary Pulp prices climbed consistently, mainly due to continued strong demand especially in Asia throughout the quarter. Fibria’s pulp sales volume was a second-quarter record. In June, the scenario allowed us to announce a new price increase of US$20/t for Europe and North America as of July. The increase in Fibria’s average net price in dollars was close to the increase in the PIX/FOEX BHKP Europe price, which moved up 15%. Together with this positive price scenario, the appreciation of the dollar against the real led to a 66% increase in adjusted EBITDA in relation to 1Q17 and a 45% EBITDA margin, excluding the sale of pulp from Klabin. The quarter was also marked by a decline in the production cash cost to R$660/t and leverage reduction to 3.75x in USD. Pulp production totaled 1,330 thousand tons in 2Q17, 11% more than in 1Q17, due to the absence of scheduled maintenance downtimes, a higher number of production days and improved operational efficiency. The 3% increase over 2Q16 was mostly due to improved operational efficiency in the period, as there was no longer any residual effect of the retrofit of the boiler at the Aracruz C mill. Sales volume totaled 1,534 thousand tons, 17% up on 1Q17, due to higher sales in North America and Europe. Compared to 2Q16, sales volume moved up 14%, thanks to the increase in sales in all regions and the ramp-up effect of the Klabin agreement. Sales volume resulting from the agreement with Klabin totaled 202 thousand tons in 2Q17. Pulp inventories closed the quarter at 52 days. The production cash cost was R$660/t, 12% down on 1Q17, mainly due to the absence of scheduled maintenance downtimes, the higher utilities result and lower consumption of chemicals and energy. Excluding the impact of the 1Q17 downtimes, the production cash cost fell 3%. Compared to 2Q16, this figure remained flat, mostly due to the higher utilities result (electricity sale) and lower consumption of chemicals and energy, offset by the non-recurring upturn in wood costs (for more details, see page 8). Adjusted EBITDA totaled R$1,071 million in 2Q17, 66% more than in 1Q17, thanks to the higher average net price in dollars, increased sales volume and the appreciation of the dollar against the real. The EBITDA margin stood at 45% excluding pulp from sales of the Klabin agreement. Compared to 2Q16, adjusted EBITDA was up 16%, thanks to higher sales volume and 11% increase in the average net price in dollars, partially offset by the devaluation of the average dollar against the real. Free cash flow for the quarter before expansion capex, logistics and dividend payments amounted to R$259 million, 39% and 37% less than in 1Q17 and 2Q16, respectively, due to higher disbursements with semiannual interest payments of bond 2024 and ARCs (Agribusiness Receivables Certificates), as well as the lower variation in working capital, mainly due to the lower effect of the contract with Klabin. The 2Q17 financial result was negative by R$789 million, versus a positive R$331 million in 1Q17 and a positive R$1,095 million in 2Q16. The negative result was chiefly due to the appreciation of the end-of-period dollar against the real, resulting in expenses related to the impact of the exchange variation on debt and hedging instruments. Gross debt in dollars came to US$5,679 million, 2% less than in 1Q17 and 43% more than in 2Q16. Fibria closed the quarter with a cash position of R$6,184 million, including the mark-to-market of derivative instruments. As a result of all the above, the Company reported 2Q17 loss of R$259 million, versus net income of R$329 million in 1Q17 and R$745 million in 2Q16. In 6M17 net income is R$70 million. 4

2Q17 Results Pulp Market The pulp market continued to thrive in 2Q17. The favorable moment of the paper market in both Europe and Asia pushed up demand for eucalyptus pulp, which, combined with limited supply due to certain unscheduled downtimes and the delay of new capacity start-ups, resulted in low levels of inventories and a series of price increases in the first half of 2017. Fibria posted record second-quarter sales volume of 1,534 thousand tons of pulp in the period and pulp inventories closed the quarter at 52 days. The hardwood PIX/FOEX in Europe increased US$110/t, while the net price in China climbed US$38/t in the second quarter. Low pulp availability at the end of June and the prospect of higher-than-usual demand in Europe and North America during the Northern hemisphere summer have created room for a new price increase announcement of US$20/t for the two regions as of July 1. Prices remained flat in Asia as the US$20/t increase announced in June was partially implemented. According to the PPPC’s Global 100 Report, demand for hardwood pulp rose 5% in the first five months of 2017 compared to the same period last year, driven by continued growth in Chinese demand, up 17%. The decline in shipments to North America and Europe shown by statistics is not related to lower demand in these regions, but to the fact that pulp producers prioritized meeting demand from Asia. 17% 5% kt Total NorthWest Europe America China Others BHKP BEKP Source: PPPC – Global 100 Report – May/17 The prospect of a more competitive market due to new capacity start-ups should be accompanied by possible supply reductions of up to 500 thousand tons in the 2H17, which, together with favorable macroeconomic conditions, should balance market fundamentals next quarter. 5 692 kt 11%12% 644 kt 5% 474 kt -8% -4%-2% -3% 329 kt 4% 261 138 kt -94 kt -32 kt -92 kt -84 kt

2Q17 Results Production and Sales 1Q17 2Q16 6M16 months Domestic Market Pulp 171 141 132 21% 30% 312 257 22% 606 In 2Q17, pulp production totaled 1,330 thousand tons, 11% up on 1Q17, primarily due to the absence of scheduled maintenance downtimes, increased operational efficiency and a higher number of production days in the period. Compared to 2Q16, the 3% upturn was chiefly due to increased operational efficiency and the end of the effect of the boiler retrofit at Aracruz mill C (please see the 2Q16 earnings release). Pulp inventories closed the quarter at 890 thousand tons (52 days), in line with 1Q17 – 889 thousand tons (52 days) and 4% down on 2Q16 – 931 thousand tons (54 days). The extension in the period between inspections of boilers and pressure vessels from 12 to 15 months will reduce costs and increase output in the long term. There are no planned downtimes for the Aracruz A, Aracruz B and Três Lagoas mills in 2017. The calendar for scheduled maintenance downtimes in Fibria’s mills up to 2018 is shown in the following chart: 12 months 15 months Sales volume totaled 1,534 thousand tons, 17% and 14% more than in 1Q17 and 2Q16, respectively, due to a more positive market environment. Sales volume resulting from the agreement with Klabin totaled 202 thousand tons in 2Q17 (1Q17: 204 thousand tons). In the last 12 months, Fibria’s sales totaled 5,867 thousand tons. In 2Q17, net revenue from shipments to Asia accounted for 36% of the total, followed by Europe with 34%, North America with 20% and Latin America with 10%. Results Analysis 1Q17 2Q16 6M16 months Export Market Pulp 2,505 1,864 2,135 34% 17% 4,369 4,251 3% 8,738 Portocel 24 23 21 7% 12% 47 44 6% 92 Net revenue totaled R$2,775 million in 2Q17, 34% more than in 1Q17, due to higher sales volume, as previously explained, the 12% increase in the average net price in dollars and the 2% appreciation of the average dollar against the real. 6 Total 2,775 2,074 2,386 34% 16% 4,849 4,781 1% 9,683 Total Pulp 2,751 2,052 2,365 34% 16% 4,802 4,737 1% 9,591 Net Revenues (R$ million) 2Q17 1Q17 2Q16 2Q17 vs 2Q17 vs 6M17 6M16 6M17 vs Last 12 Domestic Market Pulp 246 188 230 31% 7% 434 486 -11% 853 2018 1Q18 2Q18 3Q18 4Q18 No maintenance downtime 2017 1Q17 2Q17 3Q17 4Q17 No maintenance downtime No maintenance downtime No maintenance downtime 2016 1Q16 2Q16 3Q16 4Q16 No maintenance downtime 2015 1Q15 2Q15 3Q15 4Q15 2014 1Q14 2Q14 3Q14 4Q14 Mills Aracruz A Aracruz B Aracruz C Jacareí Três Lagoas Veracel Export Market Pulp 1,363 1,166 1,210 17% 13% 2,529 2,221 14% 5,261 Total sales 1,534 1,307 1,342 17% 14% 2,841 2,477 15% 5,867 Production ('000 t) 2Q17 1Q17 2Q16 2Q17 vs 2Q17 vs 6M17 6M16 6M17 vs Last 12 Pulp 1,330 1,204 1,287 11% 3% 2,534 2,491 2% 5,065 Sales Volume ('000 t)

2Q17 Results Compared to 2Q16, net revenue grew 16%, thanks to higher sales volume and the 11% increase in the average net price of pulp in dollars, partially offset by the 8% depreciation of the dollar against the real. The cost of goods sold (COGS) moved up 18% over 1Q17, chiefly due to higher sales volume and the pulp inventory turnover effect (due to the greater impact on the cost cash of R$754/t referring to 1Q17). Compared to 2Q16, the 16% increase was primarily due to higher sales volume. The production cash cost was R$660/t in 2Q17, 12% less than in 1Q17, primarily due to the absence of scheduled maintenance downtimes, the higher utilities result (energy sale) and lower consumption of energy and chemicals, as a result of increased operational stability, partially offset by non-recurring wood costs and higher price of energy and chemicals. Excluding the effect of the scheduled stoppage, the production cash cost fell 3% in the quarter. Compared to 2Q16, the production cash cost remained flat, thanks to the higher utilities result and lower consumption of chemicals and energy offset by increased wood costs, in turn due to higher logistics costs as a result of the wider average transportation radius (2Q17: 328 km | 2Q16: 267 km), and other minor factors, presented in the table below. Inflation in the last twelve months, as measured by the IPCA consumer price index, stood at 3.00%. Cash Cost (R$/t) Higher price of chemicals and energy 4 754 Higher results of utilities (energy sales) (21) Others (1) 2Q16 1Q17 2Q17 Cash Cost ex-Downtime (R$/t) 680 662 660 Higher price of chemicals and energy 10 2Q16 1Q17 2Q17 Lower consumption of chemicals and energy (8) Others (2) 7 2Q17 660 Exchange rate (6) Higher results of utilities (23) Production Cash Cost R$/t 2Q16 662 Wood (higher distance from forest to mill; 2T17: 328 km | 2T16: 267 km) 27 2Q17 660 Lower consumption of chemicals and energy (7) 662 660 Maintenance downtimes (74) Production Cash Cost R$/t 1Q17 754 Wood (higher distance from forest to mill; 2T17: 328 km | 1T17: 308 km) 4

2Q17 Results Production Cash Cost 2Q16 Production Cash Cost 2Q17 Other Fixed 3% Other Fixed 3% Personnel 6% Maintenance 10% Pessoal 6% Maintenance 11% Other Variable 2% Energy 5% Wood 48% 20% Outras Variáveis 2% Wood 53% 20% 80% 80% Energy 9% Chemicals 21% Chemicals 21% Variable costs Fixed costs Selling expenses totaled R$131 million in 2Q17, 25% and 9% more than in 1Q17 and 2Q16, respectively, mainly due to the upturn in sales volume. The selling expenses to net revenue ratio remained at 5%, while selling expenses per ton increased 6% over 1Q17, largely explained by the appreciation of the dollar against the real. This figure remained flat year on year. General and administrative expenses came to R$68 million, 16% up on 1Q17, due to higher expenses with payroll and related charges. In the year-on-year comparison, there was remained stable. The general and administrative expenses to net revenue ratio dropped to 2% from 3% in 1Q17, while general and administrative expenses per ton were in line with 1Q17 and 14% lower than in 2Q16. Other operating income (expenses) totaled an expense of R$242 million in 2Q17, versus income of R$53 million in 1Q17 and an expense of R$138 million in 2Q16. The quarter-on-quarter variation was chiefly due to the negative impact of the reappraisal of biological assets, due to physical changes and price considered in the appraisal. Adjusted EBITDA (R$ million) and EBITDA Margin (%)(1) Adjusted EBITDA /t 45% 43% 37% 1,071 804 764 2Q17 1Q17 2Q16 2Q17 1Q17 2Q16 EBITDA (R$ million) EBITDA (US$ million) EBITDA R$/ton EBITDA US$/ton (1) Excludes volume sold due to the agreement with Klabin 8 584 218 250 186 925 644 264 333 205

2Q17 Results Adjusted EBITDA totaled R$1,071 million in 2Q17, with a margin of 45% (excluding sales volume resulting from the agreement with Klabin). The 66% increase compared to 1Q17 was due to the 12% upturn in the average net price in dollars (2Q17: US$ 557 | 1Q17: US$ 499), the 2% appreciation of the dollar against the real and higher sales volume, partially offset by higher COGS, as explained earlier. The 16% upturn compared to 2Q16 was due to higher sales volume and an increase in the average net price in dollars (2Q17: US$ 557 | 2Q16: US$ 502). EBITDA/t, excluding Klabin's volumes, was R$804/t (US$250/t) in 2Q17, 38% up on 1Q17, mainly due to higher pulp prices in dollars and the appreciation of the dollar against the real, and 5% up on 2Q16, thanks to higher pulp prices in dollars. The graph below shows the main variations in the quarter: EBITDA 2Q17 x 1Q17 R$ million 344 1,071 240 357 666 644 22 (295) Adjusted EBITDA 1Q17 Non-recurring effects / non-cash / CPC's EBITDA 1Q17 Volume Price and Exchange Variation COGS Sales Expenses Expenses Other operational expenses EBITDA 2Q17 Non-recurring Adjusted effects / non-EBITDA 2Q17 cash / CPC's ¹ (1) Write-down of property, plant and equipment, provisions for ICMS tax credit losses, equity income, tax credits, reappraisal of biol ogical assets and recovery of contingencies. Financial Result 1Q17 2Q16 vs 6M2016 Interest on financial investments 95 92 23 187 59 3% 313% 217% Financial Expenses (217) (238) (123) (455) (252) -9% 76% 81% Interest - loans and financing (foreign currency) (115) (102) (76) (217) (160) 13% 51% 36% Monetary and Exchange Variations (451) 204 771 (247) 1,524 -321% -158% - Foreign Exchange Variations - Other 44 (69) (197) (25) (314) -164% -122% - (1) Change in the marked to market (2Q17: R$ (196) million | 1Q17: R$ 225 million | 1Q16: R$ 478 million) added to received and paid adjustments. (2) Capitalized interest due to property, plant and equipment in progress. Income from interest on financial investments came to R$95 million in 2Q17, in line with 1Q17 and 313% up on 2Q16, thanks to the increase in the cash position and financial investments arising from the new funding operations that took place over the period, especially ARCs (Agribusiness Receivables Certificates), the financing lines of the Horizonte 2 Project and the Green Bond issuance (Fibria 2027). Interest expenses on loans and financing totaled R$277 million in 2Q17, 2% less than in 1Q17, primarily due to the 0.5% decline in the TJLP long-term interest rate, and 88% more than in 2Q16, as a result of higher gross debt following the above-mentioned funding operations and the increase in the Libor rate. 9 Other Financial Income / Expenses(36)(14)(8)(50)(27)157%350%-Net Financial Result(789)3311,095(458)2,018-338%-172%-Foreign Exchange Variations - Debt(495)273968(222)1,838-281%-151%-Capitalized interest ² 60462410646---Interest - loans and financing (local currency)(162)(182)(71)(344)(138)-11%128%149% Hedging ¹(180)287432107714---(R$ million)2Q171Q172Q166M20176M20162Q17 vs2Q17 vs6M2017 Financial Income (including hedge result)(85)379455294773---(205) (26) (10) 830

2Q17 Results Foreign-exchange loss on dollar-denominated debt (60% of total gross debt) came to R$495 million, versus income of R$273 million in 1Q17 and R$968 million in 2Q16. The negative impact compared to 1Q17 was due to the 4% depreciation of the real in the quarter, while the negative impact compared to 2Q16 was caused by the 4% devaluation of the real in 2Q17 (2Q17: R$3.3082 | 1Q17: R$3.1684), versus a 10% appreciation in 2Q16 (2Q16: R$3.2098 | 1Q16: R$3.5589). On June 30, 2017, the mark-to-market of derivative financial instruments was positive by R$50 million (a positive R$136 million from operational hedging, a negative R$286 million from debt hedging, and a positive R$200 million from embedded derivatives), versus a positive R$243 million on March 31, 2017, giving a negative variation of R$193 million. This negative variation was mainly due to the depreciation of the real against the dollar compared to the first quarter (2Q17: R$3.3082 | 1Q17: R$3.1684), which had a negative impact on the mark-to-market of these operations. Cash inflows from transactions that matured in the period totaled R$13 million (a negative R$45 million from debt hedging and a positive R$58 million from operational hedging). The following table shows Fibria’s derivative hedge position at the close of June: Swaps Maturity Receive US Dollar Libor (1) Brazilian Real CDI (2) Brazilian Real TJLP (3) Brazilian Fixed (4) IPCA CDI dec/19 aug/20 dec/17 jul/19 aug/23 $ 522 R$ 604 R$ 16 R$ 150 R$ 844 $ 571 R$ 610 R$ 37 R$ 164 R$ 844 R$ R$ R$ R$ R$ 1,705 1,051 16 138 911 R$ R$ R$ R$ R$ 1,765 1,036 38 148 932 Pay US Dollar Fixed (1) US Dollar Fixed (2) US Dollar Fixed (3) US Dollar Fixed (4) Real Fixed (5) dec/19 aug/20 dec/17 jul/19 aug/23 $ $ $ $ 522 310 10 67 $ $ $ $ $ 571 313 23 75 844 R$ (1,704) R$ (1,304) R$ (1,763) R$ (1,242) R$ R$ R$ (34) (202) (863) R$ R$ R$ (73) (210) (876) R$ 844 US Dollar Options up to 18M $2,741 $2,405 R$ 136 R$ 329 Receive US Dollar Fixed jan/35 $ 791 $ 802 R$ 200 R$ 159 Pay US Dollar CPI jan/35 $ 791 $ 802 R$ - R$ - 10 Net (a+b+c+d)R$50 R$243 Embedded Derivatives Total (d)R$200 R$159 Embedded Derivatives - Forestry Partnership and Standing Timber Supply Agreements Options Total (c)R$136 R$329 Option Pay Total (b)R$ (4,107) R$ (4,164) Net (a+b)R$ (286) R$ (245) Receive Total (a)R$ 3,821 R$ 3,919 Notional (MM)Fair Value jun/17 mar/17jun/17mar/17

2Q17 Results Zero-cost collar operations remained appropriate in the current exchange scenario, especially due to the volatility of the dollar, as they lock the exchange rate at levels favorable to the Company while also limiting negative impacts in the event of a significant depreciation of the real. These instruments allow for the protection of a foreign exchange band favorable to cash flows, within which Fibria does not pay or receive the amount of the adjustments. In addition to protect ing the Company in these scenarios, this feature also allows it to achieve greater benefits in terms of export revenues should the dollar move up. Currently, these operations have a maximum term of 18 months, covering 56% of net foreign exchange exposure, and their sole purpose is to protect cash flow exposure. The following table shows the instrument’s exposure up to the contract expiration date and the respective average strikes per quarter: Derivative instruments used to hedge debt (swaps) are designed to transform real-denominated debt into dollar-denominated debt or protect existing debt against adverse swings in interest rates. Consequently, all of the swap asset legs are matched with the flows of the respective hedged debt. The fair value of these instruments corresponds to the net present value of the expected flows until maturity (average of 46 months in 2Q17) and therefore has a limited cash impact. The forestry partnership and standing timber supply contracts entered into on December 30, 2013 are denominated in U.S. dollars per cubic meter of standing timber, adjusted in accordance with U.S. inflation measured by the CPI (Consumer Price Index), which is not related to inflation in the areas where the forests are located, constituting, therefore, an embedded derivative. This instrument, presented in the table above, is a sale swap of the variations in the U.S. CPI for the period of the above-mentioned contracts. See note 5 of the 2Q17 financial statements for more details and a sensitivity analys is of the fair value in the event of a substantial variation in the U.S. CPI. All financial instruments were entered into in accordance with the guidelines established by the Market Risk Management Policy, and are conventional instruments without leverage or margin calls, duly registered with the B3 (Brasil, Bolsa, Balcão), which only have a cash impact on their respective maturities and amortizations. The Company’s Governance, Risk and Compliance executive area is responsible for the verification and control of positions involving market risk and reports directly and independently to the board of directors, ensuring implementation of the policy. Fibria’s Treasury department is responsible for executing and managing the financial operations. Net Result Fibria recorded a loss of R$259 million in 2Q17, versus net income of R$329 million in 1Q17 and R$745 million in 2Q16. The variation in relation to 1Q17 and 2Q16 was due to the negative financial result, as explained earlier, partially offset by the higher operating result. Analyzing the result in terms of cash earnings per share, i.e. excluding depreciation, depletion and monetary and exchange variations (see the reconciliation on page 23), the indicator was 65% higher than in 1Q17, due to the higher av erage net 11 Settled in Maturity in Maturity in Maturity in Total 2Q17 3Q17 4Q17 2018 Maturity Notional (US$ million) 349 400 420 1,921 2,741 Strike put avg. 3.33 3.30 3.37 3.18 3.22 Strike call avg. 5.19 5.33 5.60 4.43 4.74 Cash impact on settlement (R$ million) 58 - - - -

2Q17 Results price in dollars (12% up) and the appreciation of the dollar against the real. The 7% year-on-year reduction was due to the depreciation of the average dollar against the real and the higher cash COGS per ton. The chart below shows the main factors impacting the 2Q17 net result, beginning with EBITDA in the same period: Net Result (R$ million) 1,071 (495) Adjusted EBITDA 2Q17 ∆ Exchange variation debt ∆ MtM derivateves Net Interest Deprec.,amortiz. And depletion Income tax Other (1) Net Income 2Q17 (1)Includes other foreign exchange and monetary variations, other financial income/expenses and other operating income/expenses (mainly related to the reappraisal of biological assets). Indebtedness Mar/17 Jun/16 Gross Debt R$ million 18,788 18,329 12,705 3% 48% Gross Debt in US$(1) R$ million 12,360 11,475 10,056 8% 23% Cost of debt (foreign currency) (2) % p.a. 4.2% 4.1% 3.5% 0.1 p.p. 0.7 p.p. Short-term debt % 8% 8% 8% 0 p.p. 0 p.p. Cash and market securities in US$ R$ million 2,613 3,872 527 -33% 396% Cash and cash Equivalents (3) R$ million 6,184 6,963 2,983 -11% 107% Net Debt/EBITDA (in US$) x 3.85 3.63 1.82 0.2 2.0 (1) Includes BRL to USD swap contracts. The original debt in dollars was R$ 11,353 million (60% of the total debt) and debt in reais was R$ 7,435 million (40% of the debt) (2 The costs are calculated considering the debt swap (3) Includes the fair value of derivative instruments (4) For covenant purposes On June 30, 2017, gross debt stood at R$18,788 million, R$459 million, or 3%, up on the close of 1Q17. The chart below shows the changes in gross debt during the quarter: 12 Net Debt/EBITDA (in US$)(4)x3.753.792.100.01.7 Net DebtR$ million12,60411,3669,72211%30% Fair value of derivative instrumentsR$ million50243(9)-79%-656% Cash and market securities in R$R$ million3,5212,8482,46524%43% Cost of debt (local currency) (2)% p.a.9.1%9.5%11.1%-0.4 p.p.-2.0 p.p. Average maturitymonths555749-26 Gross Debt in R$R$ million6,4286,8542,649-6%143% UnitJun/17Mar/17Jun/16Jun/17 vsJun/17 vs (180) (122) (544) 244 (233) (259)

2Q17 Results Gross Debt (R$ million) 18,788 59 18,329 258 495 217 zonte 2 Horizon RC ARC Gross Debt Mar/2017 Loans Principal Payment Interest Payment Interest Accrual Foreign Exchange Variation Others Gross Debt Mar/2017 The financial leverage ratio in dollars fell to 3.75x on June 30, 2017 (versus 3.79x in 1Q17). The total average cost¹ of Fibria’s dollar debt was 3.7% p.a. (Mar/17: 3.8% p.a. | June/16: 3.4% p.a.) comprising the average cost of local currency bank debt of 9.1% p.a. (Mar/17: 9.5% p.a. | June/16: 11.1% p.a.), which fell due to the decline in the TJLP and future DI interest rate curve, and the cost in foreign currency of 4.2% p.a. (Mar/17: 4.1% p.a. | June/16: 3.5% p.a.). The graphs below show Fibria’s indebtedness by instrument, indexing unit and currency (including debt swaps): Gross Debt by Index Gross Debt by Type Gross Debt by Currency² 7% 24% 26% 21% 4% 18% 34% 9% 66% 24% 14% 42% Pre-Payment Bond Finnvera ARC ACC BNDES ECN Others Libor TJLP Others Pre Fixed CDI Local currency Foreign currency (1)Total average cost, considering debt in reais adjusted by the market swap curve. (2)Considers the debt with swap in foreign currency The average maturity of the total debt was 55 months in June/17 versus 57 months in Mar/17 and 49 months in June/16. The graph below shows the amortization schedule of Fibria’s total debt: Amortization Schedule (R$ million) 8,060 Revolver Cash on hand1 2,639 2,343 2,322 2,128 1,811 Liquidity 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 (1) Not including the mark-to-market of hedging instruments. 13 1,926 3,115 6,134 1,930 412 2,703 1,650 1,070 229 2,114 351 117 58 2,264 811 531 1,221 1,655 156 1,399 989 1,058 481 1,031 Hori A te 2 (234) (336)

2Q17 Results Cash and cash equivalents closed June 30, 2017 at R$6,184 million, including the mark-to-market of hedging instruments totaling a positive R$50 million. Excluding this impact, 57% of cash was invested in local currency in government bonds and fixed-income securities, and the remainder in short-term investments abroad. The Company has two revolving credit facilities totaling R$1,926 million available until 2021, one of which in local currency totaling R$1.0 billion at 100% of the CDI plus 2.5% p.a. when utilized (0.40% p.a. when on stand-by) and one in foreign currency totaling US$280 million at a cost of 1.55% p.a. to 1.70% p.a. plus the three-month Libor when utilized (35% of this spread when on stand-by). These funds, despite not being utilized, help improve the Company’s liquidity. Given the current cash position of R$6,134 million, these lines totaling R$1,926 million have resulted in an immediate liquidity position of R$8,060 million. As a result, the cash to short-term debt ratio (including these stand-by credit facilities) closed June 30, 2017 at 5.1x. The graph below shows the evolution of Fibria’s net debt and leverage since June 2016: Net Debt / EBITDA (x) 3.79 3.63 3.85 3.75 3.30 3.06 2.64 2.33 (US$) 2.10 1.82 (R$) 12,604 3,810 Jun/16 Sep/16 Dec/16 Mar/17 Jun/17 Net Debt (R$ million) Net Debt (US$ million) Capital Expenditure 1Q17 2Q16 6M16 months Forest Expansion - H2 Project 52 63 27 116 49 -17% 93% 136% 204 Subtotal Expansion 544 876 882 1,420 1,803 -38% -38% -21% 3,650 Forestry Renewal 366 316 366 682 668 16% 0% 2% 1,508 Subtotal Maintenance 500 460 457 960 857 9% 9% 12% 2,130 Pulp logistics 9 11 4 20 119 -25% 133% -83% 23 14 Total Capex1,0531,3491,3432,4022,779-22%-22%-14%5,805 Land purchase 02-20-0%0%2 Maintenance, IT, R&D, Modernization12013885258180-13%41%43%581 Maintenance889764185151-9%39%23%405 IT21233115%-19%-4%19 R&D00001-199%-80%3 Modernization3040197026-25%57%172%154 Safety/Environment14762010109%141%102%41 Expansion - Others 10113-102%-58%4 (R$ million)2Q171Q172Q166M176M16 2Q17 vs 2Q17 vs 6M17 vsLast 12 Industrial Expansion - H2 Project 4908128541,3031,751-40%-43%-26%3,442 11,435 11,366 10,620 9,722 3,029 3,272 3,509 3,587

2Q17 Results Capex totaled R$1,053 million in 2Q17, 22% less than in 1Q17 and 2Q16, primarily due to lower expenditure on the industrial expansion of the H2 Project. Horizonte 2 Project The Horizonte 2 Project ended 2Q17, reaching 96% of physical completion and confirming the early start-up of the industrial plant at the beginning of September 2017. Financial progress came to 69% and total investments in the project remained at R$7.5 billion. In the forestry area, it is worth noting better-than-expected progress in timber harvesting, the beginning of wood inventory building and progress in the forest planting program. It is also important to mention the beginning of the learnin g curve of the automated nursery operations. In the industrial area, we made significant progress with the completion of assembly, as well as testing and commissioning of the process areas. We successfully performed the first fuel burn in the recovery boiler, an important step of the project. Regarding pulp logistics, the highlights were the beginning of cargo and road tests and the purchase of trucks to transport pulp. The works at the Intermodal Terminal in Aparecida do Taboado have also advanced. Free Cash Flow months (-) Total Capex (1,053) (1,349) (1,343) (2,402) (2,779) (5,805) (-) Interest (paid)/received (273) (34) (159) (307) (190) (557) (+/-) Working Capital (26) 282 127 256 65 945 Dividends 395 - 304 395 304 397 259 426 413 685 1,147 1,428 logistic projects Free cash flow was positive by R$259 million in 2Q17 excluding H2 project capex, dividends and logistics, versus a positive R$426 million in 1Q17 and a positive R$413 million in 2Q16. The quarter-on-quarter and year-on-year declines were mainly due to higher interest payments, as a result of the contracting of new financing, interest on bonds and ACRs, as well as the lower variation in working capital, mainly due to the lower effect of the contract with Klabin. Considering free cash flow before H2 project capex, dividends and logistics projects the free cash flow yield stood at 7.6% in R$ and 7.8% in US$. 15 Land purchases911-2011923 Free Cash Flow ex-Project H2, dividends and (+/-) Others(2)5(0)3(22)(0) Free Cash Flow(688)(461)(772)(1,149)(1,075)(2,639) Project H2 Capex5438758811,4181,8003,646 (-) Income tax(9)(9)(19)(18)(24)(101) (-) Dividends(395)-(304)(395)(304)(397) (R$ million)2Q171Q172Q166M176M16Last 12 Adjusted EBITDA1,0716449251,7142,1793,277

2Q17 Results ROE and ROIC In regard to return metrics, it is worth noting certain adjustments in the accounting indicator, given the differences in accounting treatment under IFRS (CPC 29). 1Q17 2Q16 IAS 41 adjustments R$ million 44 (104) (233) -142% -119% Shareholders' Equity (adjusted) - average(1) R$ million 13,940 13,977 13,422 0% 4% Capex ex-H2 Project LTM(2) R$ million (2,137) (1,951) (1,846) 10% 16% Income Tax LTM R$ million (101) (111) (55) -9% 84% (1) Average of the last four quarters. (2) Calculation excludes H2 expansion Project, modernization, pulp logistics project and the land purchase occurred in 4Q15. 4Q16 1Q16 Total Asset R$ million 36,839 36,818 30,059 0% 23% Property, plant and equipment in progress (1) R$ million (6,012) (5,466) (2,222) 10% 171% Adjustment CPC 29 R$ million 66 (158) (353) -142% -119% Capex ex-H2 Project LTM (3) R$ million (2,137) (1,951) (1,846) 10% 16% Adjusted Income LTM R$ million 1,040 1,070 3,451 -3% -70% (1) Includes allocation in Intangible Assets of the operate Macuco Terminal in Santos, not yet operational. (2) Average of the last four quarters. (3) Calculation excludes H2 expansion Project, modernization, pulp logistics project and the land purchase occurred in 4Q15. Annualizing 2Q17 data in dollars and excluding interest payments related to H2 financing, because the project is still ongoing, ROE and ROIC would be 12.1% and 9.3%, respectively. As from the start-up of the new mill operation in September, Fibria’s return metrics will be improved, due to attractive returns of the project and low cost of the funding. Capital Market Equities Average Daily Trading Volume (million shares) Daily average: 3.6 million shares Average Daily Trading Volume (US$ million) Daily average: US$ 36.3 million 120 12 100 10 8 80 6 60 4 40 2 20 0 0 Apr-17 May-17 Jun-17 Apr-17 May-17 Jun-17 16 BM&FBovespa NYSE BM&FBovespa NYSE ROIC R$ million 4.0% 4.2% 14.2% -0.2 p.p. -10.2 p.p. Income Tax LTM R$ million (101) (111) (55) -9% 84% Adjusted EBITDA LTM R$ million 3,277 3,132 5,352 5% -39% Adjusted Invested Capital (2) R$ million 25,918 25,646 24,300 1% 7% Invested Capital R$ million 26,650 27,007 24,779 -1% 8% Liabilities (ex-debt) R$ million (4,177) (4,345) (3,058) -4% 37% Return on Invested Capital Unit 1Q17 4Q16 1Q16 1Q17 vs 1Q17 vs ROE % 3.5% 4.5% 23.1% -1.0 p.p. -19.7 p.p. Adjusted Income LTM R$ million 483 628 3,104 -23% -84% Net interest LTM R$ million (557) (442) (346) 26% 61% Adjusted EBITDA LTM R$ million 3,277 3,132 5,352 5% -39% Shareholders' Equity (adjusted) R$ million 13,917 14,040 14,063 -1% -1% Return on Equity Unit 2Q17 1Q17 2Q16 2Q17 vs 2Q17 vs Shareholders' Equity R$ million 13,874 14,144 14,296 -2% -3%

2Q17 Results Fibria’s average daily traded volume in 2Q17 was approximately 3.6 million shares, 12% up on 1Q17, while daily financial volume averaged US$36.3 million, up by 23% in the same period, US$19.3 million of which on the B3 and US$17.0 million on the NYSE. Free Float Total (B3 + NYSE) Votorantim S.A 162,974,335 29.42 Local 23% Treasury 892,132 0.16 Foreing 77% Free Float 228,951,078 41.33 On June 30, 2017, the Company's capital stock was represented by 553,934,646 common shares. The number of shares outstanding was 228,951,078, traded on the São Paulo Stock Exchange (B3) and on the New York Stock Exchange (NYSE), of which 892,132 shares were held in treasury. Fibria’s market capitalization came to R$18.7 billion on June 30, 2017. Free float stood at 41.33% of total shares in 2Q17 (77% - foreign investors and 23% - local investors). Fixed Income Mar/17 Jun/16 Fibria 2024 - Price USD/k 104.6 103.0 102.6 2% 2% Fibria 2027 - Price USD/k 102.4 100.3 - - - Investor Tour Fibria will hold its 6th Investor Tour at the Três Lagoas unit on September 25 and 26, 2017, when the new plant (Horizonte 2) will already be in operation. The CEO, Marcelo Castelli, the CFO, Guilherme Cavalcanti, and other members of Fibria’s executive board will attend the event. This edition will also feature as invited speaker, Wolfgang Leitner, ANDRITZ's Global CEO. 17 UST-Treasury 10 y % 2.3 2.4 1.5 -0.1 p.p. 0.8 p.p. Fibria 2027 - Yield % 5.2 5.5 - - - Unit Jun/17 Mar/17 Jun/16 Jun/17 vs Jun/17 vs Fibria 2024 - Yield % 4.5 4.7 4.8 -0.2 p.p. -0.4 p.p. TOTAL 553,934,646 100.00 Board of Directors, Fiscal Council and Executive Officers 34,420 0.01 BNDESPar 161,082,681 29.08 Shareholders Structure Common Shares %

2Q17 Results

Fibria's average daily traded volume in 2Q17 was approximately 3.6 million shares, 12% up on 1Q17, while daily financial volume averaged US$36.3 million, up by 23% in the same period, US$19.3 million of which on the B3 and US$17.0 million on the NYSE.

Shareholders Structure	Common Shares	%
Votorantim S.A	162,974,335	29.42
BNDESPar	161,082,681	29.08
Treasury	892,132	0.16
Board of Directors, Fiscal Council and Executive Officers	34,420	0.01
Free Float	228,951,078	41.33
TOTAL	**553,934,646**	**100.00**


Free Float Total
(B3 + NYSE)
Local
23%
Foreing
77%

On June 30, 2017, the Company's capital stock was represented by 553,934,646 common shares. The number of shares outstanding was 228,951,078, traded on the São Paulo Stock Exchange (B3) and on the New York Stock Exchange (NYSE), of which 892,132 shares were held in treasury. Fibria's market capitalization came to R$18.7 billion on June 30, 2017. Free float stood at 41.33% of total shares in 2Q17 (77% - foreign investors and 23% - local investors).

Fixed Income

	Unit	Jun/17	Mar/17	Jun/16	*Jun/17 vs Mar/17*	*Jun/17 vs Jun/16*
Fibria 2024 - Yield	%	4.5	4.7	4.8	*-0.2 p.p.*	*-0.4 p.p.*
Fibria 2024 - Price	USD/k	104.6	103.0	102.6	2%	2%
Fibria 2027 - Yield	%	5.2	5.5	-	-	-
Fibria 2027 - Price	USD/k	102.4	100.3	-	-	-
UST-Treasury 10 y	%	2.3	2.4	1.5	*-0.1 p.p.*	*0.8 p.p.*

Investor Tour

Fibria will hold its 6th Investor Tour at the Três Lagoas unit on September 25 and 26, 2017, when the new plant (Horizonte 2) will already be in operation. The CEO, Marcelo Castelli, the CFO, Guilherme Cavalcanti, and other members of Fibria's executive board will attend the event. This edition will also feature as invited speaker, Wolfgang Leitner, ANDRITZ's Global CEO.

17

2Q17 Results Appendix II – Income Statement Net Revenue 2,775 100% 2,074 100% 2,386 100% 34% 16% 34% 17% Foreign Sales 2,505 90% 1,864 90% 2,135 89% Cost related to production (1,788) -64% (1,524) -73% (1,525) -64% 17% 17% General and administrative (68) -2% (59) -3% (69) -3% 16% -1% -255% -150% Equity 0 0% (0) 0% (0) 0% Current Income taxes expenses (28) -1% (20) -1% 20 1% 43% -241% Net Income (Loss) attributable to controlling equity interest (262) -9% 327 16% 743 31% -180% -135% Depreciation, amortization and depletion 544 20% 436 21% 475 20% 25% 14% 0% - Fair Value of Biological Assets 211 8% 12 1% 108 5% Accruals for losses on ICMS credits 22 1% 24 1% 24 1% -8% -11% (*) Calculation excludes pulp sales from agreement hith Klabin Net Revenue 4,849 100% 4,781 100% 1% Foreign Sales 4,369 90% 4,251 89% 3% Cost related to production (3,312) -68% (2,750) -58% 20% Selling and marketing (237) -5% (231) -5% 3% Financial Result (458) -9% 2,017 42% -123% Other operating (expenses) income (189) -4% (148) -3% 27% Current Income taxes expenses (48) -1% (22) 0% 113% -96% Net Income (Loss) attributable to controlling equity interest 65 1% 1,718 36% Depreciation, amortization and depletion 980 20% 918 19% 7% Fair Value of Biological Assets 223 5% 108 2% 107% 8% Accruals for losses on ICMS credits 45 1% 42 1% (*) Calculation excludes pulp sales from agreement hith Klabin 19 EBITDA margin pro-forma 1,714 41% 2,179 48% -21% Tax Incentive (2) 0% (3) 0% 0% EBITDA adjusted 1,714 35% 2,179 46% -21% Property, Plant and Equipment disposal (48) -1% 12 0% -497% EBITDA 1,496 31% 2,019 42% -26% Equity (0) 0% 1 0% 0% Net Income (Loss) attributable to non-controlling equity interest 5 0% 5 0% 5% Deffered Income taxes expenses 59 1% (1,372) -29% -104% Net Income (Loss) 70 1% 1,723 36% -96% LAIR 58 1% 3,118 65% -98% Equity 0 0% (1) 0% 0% General and administrative (127) -3% (133) -3% -5% Freight (468) -10% (417) -9% 12% Operating Profit 1,068 22% 1,614 34% -34% Cost of sales (3,781) -78% (3,167) -66% 19% Domestic Sales 480 10% 530 11% -9% Income Statement - Consolidated (R$ million) 6M17 6M16 6M17 vs 6M16 R$ AV% R$ AV% (%) EBITDA margin pro-forma 1,071 45% 644 37% 925 43% 66% 16% Tax Credits/Reversal of provision for contingencies (2) 0% (0) 0% (0) 0% 360% - EBITDA adjusted (*) 1,071 39% 644 31% 925 39% 66% 16% Fixed Assets disposals 10 0% (58) -3% 7 0% -117% 48% EBITDA 830 30% 666 32% 786 33% 25% 6% Equity (0) 0% 0 0% 0 0% -255% -150% Net Income (Loss) attributable to non-controlling equity interest 3 0% 2 0% 2 0% 24% 29% Deffered Income taxes expenses 272 10% (212) -10% (680) -29% -228% -140% Net Income (Loss) (259) -9% 329 16% 745 31% -179% -135% Other operating (expenses) income (242) -9% 53 3% (138) -6% -554% 75% Operating Income (503) -18% 561 27% 1,406 59% -190% -136% Financial Result (789) -28% 331 16% 1,095 46% -338% -172% Freight (259) -9% (209) -11% (222) -9% 24% 17% Operating Profit 728 26% 341 16% 639 27% 114% 14% Selling and marketing (131) -5% (105) -5% (121) -5% 25% 9% Cost of sales (2,047) -74% (1,733) -84% (1,747) -73% 18% 17% Domestic Sales 270 10% 210 10% 251 11% 28% 7% INCOME STATEMENT - CONSOLIDATED (R$ million) 2Q17 1Q17 2Q16 2Q17 vs 1Q17 2Q17 vs 2Q16 R$ AV% R$ AV% R$ AV% (%) (%)

2Q17 Results Appendix III – Balance Sheet Cash and cash equivalents 3,096 4,056 2,660 Short-term debt 1,580 1,460 1,138 Derivative instruments 210 319 257 Trade Accounts Payable 2,471 2,330 1,867 Inventories 1,834 1,861 1,638 Tax Liability 93 94 86 Others 127 113 150 Others 126 138 122 NON CURRENT 4,426 4,232 4,759 NON CURRENT 18,361 18,003 16,600 Derivative instruments 303 305 242 Accrued liabilities for legal proceedings 214 211 190 Recoverable taxes 1,721 1,751 1,718 Derivative instruments 273 223 235 Assets avaiable for sale - - 598 Others 279 271 274 Property, plant & equipment , net 14,369 13,896 13,107 Issued Share Capital 9,729 9,729 9,729 Intangible assets 4,567 4,572 4,576 Statutory Reserve 2,486 2,748 2,421 Treasury stock (27) (11) (10) TOTAL SHAREHOLDERS' EQUITY 13,874 14,144 13,818 20 TOTAL ASSETS 36,839 36,838 34,440 TOTAL LIABILITIES 36,839 36,838 34,440 Equity attributable to non-controlling interests 72 69 67 Equity valuation adjustment 1,601 1,598 1,600 Biological assets 4,242 4,399 4,352 Capital Reserve 13 12 11 Investments 133 127 130 Equity attributable to shareholders of the Company 13,802 14,076 13,751 Others 337 342 319 Fostered advance 657 657 664 Assets avaiable for sale - - 477 Deferred income taxes 1,246 1,019 1,211 Deferred income taxes , net 386 430 409 Marketable securities 162 158 6 Long-term debt 17,208 16,869 15,014 Recoverable taxes 346 223 144 Dividends and Interest attributable to capital payable 2 397 397 Trade accounts receivable, net 612 533 635 Payroll and related charges 142 113 168 Securities 2,876 2,507 2,033 Derivative Instruments 190 159 246 BALANCE SHEET (R$ million) ASSETS Jun/17 Mar/17 Dec/16 LIABILITIES Jun/17 Mar/17 Dec/16 CURRENT 9,102 9,612 7,517 CURRENT 4,605 4,690 4,023

2Q17 Results Appendix IV – Cash Flow Adjusted by 451 (204) (771) 247 (1,524) (+) Foreign exchange losses, net (0) 0 0 (0) 1 (+) Equity in losses of jointly-venture 10 (58) 7 (48) 12 (+) (Gain)/loss on disposal of property, plant and equipment 217 238 123 455 252 (+) Interest expense 7 9 5 16 9 (+) Provisions and other Decrease (increase) in assets Inventories 63 (112) (23) (49) (111) Other assets/advances to suppliers (12) 5 (50) (7) (6) Trade payable 75 481 352 556 292 Payroll, profit sharing and related charges 29 (55) 29 (26) (45) Cash provided by operating activities Interest paid (336) (105) (179) (442) (266) Acquisition of property, plant and equipment and intangible assets and forests (1,042) (1,346) (1,335) (2,388) (2,739) Marketable securities, net (365) (615) (1,420) (980) (866) Derivative transactions settled 12 63 (47) 75 (104) Capital Increase - - - - - Others - - - - - Borrowings 245 2,394 3,081 2,640 3,480 Dividendos pagos (395) (0) (304) (395) (304) Other 2 0 (4) 3 (3) Effect of exchange rate changes on cash and cash equivalents 77 (64) (75) 13 (129) Cash and cash equivalents at beginning of year 4,056 2,660 773 2,660 1,078 21 Cash and cash equivalents at end of year 3,096 4,056 665 3,096 665 Net increase (decrease) in cash and cash equivalents (960) 1,395 (107) 436 (412) NET CASH USED IN FINANCING ACTIVITIES (397) 2,261 1,898 1,865 1,455 Repurchase of shares (0) (2) (0) Repayments - principal amount (234) (132) (875) (366) (1,718) NET CASH USED IN INVESTING ACTIVITIES (1,400) (1,691) (2,805) (3,090) (3,746) Cash flows from financing activities Proceeds from sale of investment - Losango Project - 202 - 202 - Acquisition of interest in subsidary - - - - (3) Proceeds from sale of property, plant and equipment 6 9 4 15 6 Advances for acquisition of timber from forestry partnership program (11) (4) (7) (15) (40) Income taxes paid (9) (9) (19) (18) (24) NET CASH PROVIDED BY OPERATING ACTIVITIES 760 888 874 1,648 2,008 Cash flows from investing activities Interest received 63 72 20 135 76 Other payable (8) 14 (114) 5 18 Taxes payable (20) (0) 8 (21) (460) Increase (decrease) in liabilities Recoverable taxes (112) (136) (87) (247) 295 Trade accounts receivable (41) 85 12 44 81 (+) Program Stock Options 1 1 2 2 (6) (+) Impairment of recoverable ICMS 22 24 24 45 42 (+) Interest and gain and losses in marketable securities (72) (83) (22) (154) (57) (+) Fair value of biological assets 211 12 108 223 108 (+) Change in fair value of derivative financial instruments 180 (287) (432) (107) (715) (+) Depreciation, depletion and amortization 544 436 475 980 918 INCOME (LOSS) BEFORE TAXES ON INCOME (503) 561 1,406 58 3,118 UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOW (R$ million) 2Q17 1Q17 2Q16 6M17 6M16

2Q17 Results Appendix V – Breakdown of EBITDA and Adjusted EBITDA (CVM Instruction 527/2012) (+/-) Financial results, net 789 (331) (1,095) (+) Depreciation, amortization and depletion 544 436 475 (+) Equity 0 0 0 (+/-) Loss (gain) on disposal of property, plant and equipment 10 (58) 7 (-) Tax credits/reversal of provision for contingencies (2) (0) (0) EBITDA is not a standard measure defined by Brazilian or international accounting rules and represents earnings (loss) in the period before interest, income tax and social contribution, depreciation, amortization and depletion. The Company presents adjusted EBITDA in accordance with CVM Instruction 527 of October 4, 2012, adding or subtracting from this amount equity income, provisions for losses on recoverable ICMS, non-recurring write-offs of fixed assets, the fair value of biological assets and tax credits/recovered contingencies, in order to provide better information on its ability to generate cash, pay its debt and sustain its investments. Neither measurement should be considered as an alternative to the Company’s operating income and cash flows or an indicator of liquidity for the periods presented. 22 EBITDA Adjusted1,071644925 (+) Accrual for losses on ICMS credits222424 (-) Fair Value of Biological Assets21112108 EBITDA830666786 (+) Taxes on income(244)232661 Adjusted EBITDA (R$ million)2Q171Q172Q16 Income (loss) of the period (259)329745

2Q17 Results

Appendix V – Breakdown of EBITDA and Adjusted EBITDA (CVM Instruction 527/2012)

Adjusted EBITDA (R$ million)	2Q17	1Q17	2Q16
Income (loss) of the period	(259)	329	745
(+/-) Financial results, net	789	(331)	(1,095)
(+) Taxes on income	(244)	232	661
(+) Depreciation, amortization and depletion	544	436	475
EBITDA	830	666	786
(+) Equity	0	0	0
(-) Fair Value of Biological Assets	211	12	108
(+/-) Loss (gain) on disposal of property, plant and equipment	10	(58)	7
(+) Accrual for losses on ICMS credits	22	24	24
(-) Tax credits/reversal of provision for contingencies	(2)	(0)	(0)
EBITDA Adjusted	**1,071**	**644**	**925**

EBITDA is not a standard measure defined by Brazilian or international accounting rules and represents earnings (loss) in the period before interest, income tax and social contribution, depreciation, amortization and depletion. The Company presents adjusted EBITDA in accordance with CVM Instruction 527 of October 4, 2012, adding or subtracting from this amount equity income, provisions for losses on recoverable ICMS, non-recurring write-offs of fixed assets, the fair value of biological assets and tax credits/recovered contingencies, in order to provide better information on its ability to generate cash, pay its debt and sustain its investments. Neither measurement should be considered as an alternative to the Company's operating income and cash flows or an indicator of liquidity for the periods presented.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2017

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO